Filed by Entergy Corporation Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Entergy Corporation

Commission File No. 001-11299

INTERNAL STORY

Hearing on ITC Transaction Under Way in Louisiana

Teams are focused in Baton Rouge this week on explaining why Entergy’s proposal to separate and merge its transmission business into ITC Holdings Corp. is in the public interest and why it should be approved by the Louisiana Public Service Commission.

The application filed jointly by Entergy Louisiana, Entergy Gulf States Louisiana and ITC represents one part of a regulatory journey that involves half-a-dozen state and local jurisdictions and nearly as many federal agency reviews.

Slated to testify at the week-long hearings are senior executives from Entergy Louisiana and Entergy Gulf States Louisiana and ITC as well as consultants and intervenors. The procedure followed at the LPSC calls for the taking of evidence through the hearing process, the issuance of a recommendation by the presiding administrative law judge and ultimately a decision by the five-member commission.

Meanwhile, in other developments around the region, Arkansas parties (Entergy Arkansas, ITC, Arkansas Public Service Commission staff, Arkansas attorney general, Arkansas Electric Energy Consumers and the Empire District Electric Company) filed a joint motion with the APSC July 12 proposing a new hearing schedule for the week of Sept. 3. The commission, which has yet to rule on the motion, cancelled the July 9 hearing and ordered the parties to propose a new schedule in order to allow for the development of a more complete record on the rate mitigation plan proposed by Entergy Arkansas and ITC to respond to stakeholder concerns about the timing of benefits and rate effects.

In Texas, the matter is scheduled to be considered in open meetings before the Public Utility Commission of Texas July 19 and Aug. 9, with a statutory deadline for decision of Aug. 18.

Elsewhere, hearings were conducted in Missouri in June with others planned in Mississippi and New Orleans Aug. 6 and Aug. 27, respectively. The Federal Energy Regulatory Commission approved the transaction June 20.

Entergy and ITC are working to close the transaction by year’s end.

ENTERGY FORWARD-LOOKING INFORMATION

In this communication, and from time to time, Entergy makes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Except to the extent required by the federal securities laws, Entergy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including (i) those factors discussed in Entergy’s most recent Annual Report on Form 10-K , any subsequent Quarterly Reports on Form 10-Q , and other filings made by Entergy with the Securities and Exchange Commission (the “SEC”); (ii) the following transactional factors (in addition to others described elsewhere in this communication, in the prospectus included in the registration statement on Form S-4 that was filed by ITC with the SEC in connection with the proposed transactions) involving risks inherent in the contemplated transaction, including: (1) failure of Entergy and its shareholders to recognize the expected benefits of the transaction, (2) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms, (3) the ability of Entergy, Mid South TransCo LLC (“TransCo”) and ITC to obtain the required financings, (4) delays in consummating the transaction or the failure to consummate the transaction, and (5) exceeding the expected costs of the transaction; (iii) legislative and regulatory actions; and (iv) conditions of the capital markets during the periods covered by the forward-looking statements. The transaction is subject to certain conditions precedent, including regulatory approvals and the availability of financing. Entergy cannot provide any assurance that the transaction or any of the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

ITC filed a registration statement on Form S-4 (Registration No. 333-184073) with the SEC registering the offer and sale of shares of ITC common stock to be issued to Entergy shareholders in connection with the proposed transactions. This registration statement was declared effective by the SEC on February 25, 2013. ITC shareholders are urged to read the prospectus included in the ITC registration statement and any other relevant documents because they contain important information about TransCo and the proposed transactions. In addition, TransCo will file a registration statement with the SEC registering the offer and sale of TransCo common units to be issued to Entergy shareholders in connection with the proposed transactions. Entergy shareholders are urged to read the prospectus included in the ITC registration statement and the prospectus to be included in the TransCo registration statement (when available) and any other relevant documents, because they contain important information about ITC, TransCo and the proposed transactions. The registration statements, prospectuses and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000, New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888-ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000.